CUSIP No. 87611R 30 6                                         Page 1 of  9 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                      CityplaceWashington, StateD.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )1

                                 Targacept Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87611R 30 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 11, 2006
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


-----------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 87611R 30 6                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1)  Name of Reporting Person                EuclidSR Partners, L.P.
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
--------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a) [X]
    if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Citizenship or Place                    Delaware
    of Organization
--------------------------------------------------------------------------------
Number of                5)   Sole Voting              1,510,080 shares
Shares Beneficially           Power                    of Common Stock
Owned by Each
Reporting Person
With
                         -------------------------------------------------------
                         6)   Shared Voting Power      -0-
                         -------------------------------------------------------
                         7)   Sole Dispositive         1,510,080 shares
                              Power                    of Common Stock
                         -------------------------------------------------------
                         8)   Shared Dispositive       -0-
                              Power
                         -------------------------------------------------------
9)  Aggregate Amount Beneficially                      1,510,080 shares
    Owned by Each Reporting                            of Common Stock
    person
--------------------------------------------------------------------------------
10) Check if the Aggregate                             excludes 6,136 shares
    Amount in Row (9)                                  issuable upon
    Excludes Certain Shares                            exercise of stock options
--------------------------------------------------------------------------------
11) Percent of Class
    Represented by                                     7.9%
    Amount in Row (9)
--------------------------------------------------------------------------------
12) Type of Reporting
    Person                                             PN

CUSIP No. 87611R 30 6                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1)  Name of Reporting Person                EuclidSR Biotechnology
    I.R.S. Identification                   Partners, L.P.
    No. of Above Person
    (Entities Only)
--------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a) [X]
    if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Citizenship or Place                    Delaware
    of Organization
--------------------------------------------------------------------------------
Number of                5)   Sole Voting              371,748 shares
Shares Beneficially           Power                    of Common Stock
Owned by Each
Reporting Person
With
                         -------------------------------------------------------
                         6)   Shared Voting Power      -0-
                         -------------------------------------------------------
                         7)   Sole Dispositive         371,748 shares
                              Power                    of Common Stock
                         -------------------------------------------------------
                         8)   Shared Dispositive       -0-
                              Power
                         -------------------------------------------------------
9)  Aggregate Amount Beneficially                      371,748 shares
    Owned by Each Reporting                            of Common Stock
    person
--------------------------------------------------------------------------------
10) Check if the Aggregate                             excludes 197 shares
    Amount in Row (9)                                  issuable upon
    Excludes Certain Shares                            exercise of stock options
--------------------------------------------------------------------------------
11) Percent of Class
    Represented by                                     1.9%
    Amount in Row (9)
--------------------------------------------------------------------------------
12) Type of Reporting
    Person                                             PN

CUSIP No. 87611R 30 6                                          Page 4 of 9 Pages

                                  Schedule 13G
                                  ------------

Item 1(a)  -   Name of Issuer:  Targacept Inc.

Item 1(b)  -   Address of Issuer's Principal Executive Offices:

               200 East First Street, Suite 300
               Winston-Salem, NC  27101

Item 2(a)  -   Name of Person Filing:

               This statement is being filed by EuclidSR Partners, L.P., a Delaware limited partnership ("ESR Partners"), and EuclidSR Biotechnology Partners, L.P., a Delaware limited partnership ("ESR Biotech") (together, the "Reporting Persons").

Item 2(b)  -   Address of Principal Business Office:

               45 Rockefeller Plaza, Suite 3240
               New York, NY  10111

Item 2(c)  -   Place of Organization:

               ESR Partners:  Delaware
               ESR Biotech:  Delaware

Item 2(d)  -   Title of Class of Securities:

               Common Stock, $.001 par value

Item 2(e)  -   CUSIP Number:  87611R 30 6

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.




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CUSIP No. 87611R 30 6                                          Page 5 of 9 Pages

Item 4     -   Ownership.

               (a) Amount Beneficially Owned:

               ESR Partners:  1,510,080 shares of Common Stock
               ESR Biotech:  371,748 shares of Common Stock

               (b) Percent of Class:

               ESR Partners:  7.9%
               ESR Biotech:  1.9%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               ESR Partners:  1,510,080 shares of Common Stock
               ESR Biotech:  371,748 shares of Common Stock

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               ESR Partners:  1,510,080 shares of Common Stock
               ESR Biotech:  371,748 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of: -0-

          In addition, ESR Partners holds stock options to purchase an aggregate 6,136 shares of Common Stock and ESR Biotech holds a stock option to purchase 197 shares of Common Stock.

Item 5     -   Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6     -   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7     -   Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Company:

               Not applicable.

Item 8     -   Identification and Classification of Members of the Group:

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CUSIP No. 87611R 30 6                                          Page 6 of 9 Pages

               See Exhibit 2.

Item 9     -   Notice of Dissolution of Group:

               Not applicable.

Item 10    -   Certification:

               Not applicable.


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CUSIP No. 87611R 30 6                                          Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        EUCLIDSR PARTNERS, L.P.
                                        By:  EuclidSR Associates, L.P., General
                                        Partner

                                        By  /s/  Elaine V. Jones
                                          --------------------------------------
                                                 General Partner

                                        EUCLIDSR BIOTECHNOLOGY PARTNERS, L.P.
                                        By:  EuclidSR Biotechnology Associates,
                                        L.P., General Partner

                                        By  /s/  Elaine V. Jones
                                          --------------------------------------
                                                 General Partner



Date:  February 23, 2007




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CUSIP No. 87611R 30 6                                          Page 8 of 9 Pages

                                                                       EXHIBIT 1

                                  AGREEMENT OF
                             EUCLIDSR PARTNERS, L.P
                                       AND
                      EUCLIDSR BIOTECHNOLOGY PARTNERS, L.P
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                        EUCLIDSR PARTNERS, L.P.
                                        By:  EuclidSR Associates, L.P., General
                                        Partner

                                        By  /s/  Elaine V. Jones
                                          --------------------------------------
                                                 General Partner

                                        EUCLIDSR BIOTECHNOLOGY PARTNERS, L.P.
                                        By:  EuclidSR Biotechnology Associates,
                                        L.P., General Partner

                                        By  /s/  Elaine V. Jones
                                          --------------------------------------
                                                 General Partner




Date:  February 23, 2007

CUSIP No. 87611R 30 6                                          Page 9 of 9 Pages

                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                             -----------------------

          EuclidSR Partners, L.P. and EuclidSR Biotechnology Partners, L.P. are filing this statement on Schedule 13G as a group.

          EuclidSR Partners, L.P. is a Delaware limited partnership. Its sole general partner is EuclidSR Associates, L.P., a Delaware limited partnership.

          EuclidSR Partners, L.P. is a Delaware limited partnership. Its sole general partner is EuclidSR Associates, L.P., a Delaware limited partnership.